Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88 / 51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828



02057990

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

**Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934**

For the month of August 2002
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

{Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F....................

{Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes.................... No........✓............
{If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned, thereunder duly
authorized.

Smedvig asa

September 2, 2002   By ....

Alf C. Thorkildsen
Chief Financial Officer



NEWS RELEASE

Contact:
Mr. Alf C Thorkildsen, Chief Financial Officer
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

Second quarter results

Stavanger, Norway (August 7, 2002) -- Smedvig today reported consolidated operating profit for the second quarter of NOK 152 million as compared to NOK 161 million in the previous quarter. The decline primarily reflects the appreciation of the Norwegian kroner against the US dollar, reducing the contribution from the tender rigs division. Operating profit for the first half year was NOK 313 million as compared to NOK 492 million for the same period in 2001.

Net financial expenses for the second quarter was NOK 40 million as compared to net financial expenses of NOK 9 million in the preceding quarter. The increase was mainly due to higher interest expenses as a result of losses on interest rate swap agreements.

Net income for the second quarter was NOK 98 million as compared to NOK 129 million in the first quarter. Net income for the first half of the year was NOK 227 million.

Earnings per share were NOK 1.19 for the second quarter. Cash flow for the quarter amounted to NOK 255 million. Cash flow per share was NOK 3.11.

Operating profit from the **Mobile Units Division** amounted to NOK 25 million, slightly up from NOK 23 million in previous quarter. The utilization rate for the mobile units averaged approximately 71 percent as compared to 70 percent in the preceding quarter.

Operating profit from the **Tender Rigs Division** amounted to NOK 113 million as compared to NOK 124 million in the previous quarter. The result reflects the appreciation of the Norwegian kroner against the US dollar. The operations of all units proceeded satisfactorily, and the utilization rate was 100 percent, in line with the preceding quarter.

Operating profit from the **Platform Drilling Division** amounted to NOK 16 million, in line with the result from the first quarter. The operations in the platform drilling division proceeded satisfactorily during the quarter.

In the Balder litigation, the Stavanger City Court has informed the parties that a ruling most likely will be announced mid 2003, previously expected in the fourth quarter 2002.

At the end of the second quarter, Smedvig has a backlog of drilling contracts averaging 10 months for its mobile units and 26 months for its tender rigs. This sound contract situation is expected to provide a reasonable cash flow maintaining the strength of the Company's financial position.

The third quarter is expected to be significantly impacted by the assumed lower US$ exchange rate, the current Norwegian offshore labor dispute, costs related to yard-stay and idle time between contracts for a few mobile units, reducing the operating profit to some NOK 25 - 50 million.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides services within drilling and well services in the North Atlantic and Southeast Asia. Smedvig's main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.

A telephone conference regarding Smedvig's second quarter results will be arranged Wednesday August 7, at 11:00 a.m. (NY time), 5:00 p.m. (Norwegian time). Call-in numbers are: International: +1 612 332 7517 U.S.: 888 428 4472. Replays are available from August 7, 02:30 p.m. (NY time) until August 15, 11:59 p.m. For replay, please dial International: +1 320 365 3844, U.S.: 800 475 6701, access code 647677.

This press release includes **forward-looking statements** under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

Smedvig

Resultatregnskap

Ureviderte tall i millioner kroner	1kv02	2kv02	1h02	2kv01	1h01	2001
Driftsinntekter						
Driftsinntekter	879	854	1 733	940	1 850	3 816
Sum driftsinntekter	879	854	1 733	940	1 850	3 816
Driftskostnader						
Lønnskostnader	(345)	(341)	(686)	(317)	(646)	(1 362)
Driftskostnader	(251)	(246)	(497)	(250)	(475)	(994)
Avskrivninger	(122)	(115)	(237)	(113)	(237)	(464)
Sum driftskostnader	(718)	(702)	(1 420)	(680)	(1 358)	(2 820)
Driftsresultat	161	152	313	260	492	996
Renteinntekter	8	7	15	16	33	62
Rentekostnader	(46)	(62)	(108)	(110)	(209)	(471)
Andre finansposter	29	15	44	(5)	(140)	(136)
Netto finansposter	(9)	(40)	(49)	(99)	(316)	(545)
Resultat før andre poster	152	112	264	161	176	451
Gevinst salg driftsmidler	0	0	0	721	721	721
Resultat før skattekostnad	152	112	264	882	897	1 172
Skattekostnad	(23)	(14)	(37)	(132)	(95)	(104)
Resultat	129	98	227	750	802	1 068
Fortjeneste pr aksje	1,57	1,19	2,76	9,07	9,72	12,97

Mobile Units Division

NOK million	1Q02	2Q02	2Q01	1H02	1H01
Revenues	385	**374**	553	**759**	1 113
Operating expenses	(276)	**(267)**	(290)	**(543)**	(582)
Depreciation	(86)	**(82)**	(88)	**(168)**	(187)
Operating profit	23	**25**	175	**48**	344
EBITDA*	120	**118**	275	**238**	561

*Earnings before interest, tax, depreciation and amortization

Tender Rigs Division

NOK million	1Q02	2Q02	2Q01	1H02	1H01
Revenues	300	**278**	207	**578**	396
Operating expenses	(145)	**(137)**	(106)	**(282)**	(204)
Depreciation	(31)	**(28)**	(21)	**(59)**	(42)
Operating profit	124	**113**	80	**237**	150
EBITDA*	163	**150**	106	**313**	201

*Earnings before interest, tax, depreciation and amortization

Platform Drilling Division

NOK million	1Q02	2Q02	2Q01	1H02	1H01
Revenues	194	**202**	180	**396**	341
Operating expenses	(173)	**(181)**	(156)	**(354)**	(305)
Depreciation	(5)	**(5)**	(4)	**(10)**	(8)
Operating profit	16	**16**	20	**32**	28
EBITDA*	21	**21**	24	**42**	36

*Earnings before interest, tax, depreciation and amortization

Balance sheet

Unaudited accounts in NOK million	30.06.2002	31.12.2001	30.06.2001
Long-term assets			
Intangible fixed assets	114	125	126
Mobile units and tender rigs	6 972	8 019	7 586
Other tangible assets	352	415	435
Financial fixed assets	158	173	199
Total long-term assets	7 596	8 732	8 346
Current assets			
Spare parts	104	123	109
Receivables	1 145	1 032	1 047
Short-term investments	97	134	180
Cash and cash equivalents	626	930	928
Total current assets	1 972	2 219	2 264
Total assets	**9 568**	**10 951**	**10 610**
Shareholders' equity			
Paid-in capital	2 556	2 556	2 559
Retained earnings	2 312	2 512	2 460
Total shareholders' equity	4 868	5 068	5 019
Liabilities			
Provisions	144	128	93
Long-term interest bearing debt	3 718	4 564	4 400
Current liabilities	838	1 191	1 098
Total liabilities	4 700	5 883	5 591
Total shareholders' equity and liabilities	**9 568**	**10 951**	**10 610**

Smedvig asa
Mailing address: P.O.Box 110, N-4001 Stavanger, Norway.
Telephone 47 51 50 99 00 Telefax 47 51 50 96 88
Registration no. 929350685

TELEFAX

To:	New York Stock Exchange Inc.	From:	Anette Karvel Kyllingstad
Att.:	Client Services/ G. Krowitz	Ref.:	SO-0100-2002-FO-00014
Telefax no.:	001 212 6565071	No. of pages:	1 (incl. this page)
Cc:		Date:	August 12, 2002

SMEDVIG asa - Granting of options

For your information, the Board of Smedvig asa has today, August 12, 2002 at 9 a.m. Norwegian time granted 440,000 options for class B shares to the Company's management. 350,000 of these options are granted to primary insiders (see details below). The exercise period is August 12, 2003 to December 31, 2005. The options have a strike price of NOK 34.90 per share.

Primary insiders who are granted options to purchase Smedvig asa Class B shares

Name	No. of options granted	Options held after granting
Kjell E Jacobsen	80 000	260 000
Alf C. Thorkildsen	40 000	120 000
Ståle Rød	40 000	133 000
Alf Ragnar Løvdal	30 000	71 500
Stein Diesen	30 000	50 000
Larry Robbins	30 000	72 250
Jon Olav Østhus	20 000	60 000
Martin Larsen	20 000	62 250
Pål Sørli	20 000	44 500
Hilde Waaler	10 000	31 500
Lars Bethuelsen	10 000	30 000
Jim Dåtland	10 000	10 000
Harald Grøsfjeld	10 000	10 000
	<u>350 000</u>	

Yours sincerely,

Anette Karvel Kyllingstad
Smedvig asa
Company secretary

Smedvig asa
Mailing address: P.O.Box 110, N-4001 Stavanger, Norway.
Telephone 47 51 50 99 00 Telefax 47 51 50 96 88
Registration no. 929350685

TELEFAX

To:	New York Stock Exchange Inc.	**From:**	Anette Karvel Kyllingstad
Att.:	Client Services	**Ref.:**	SO-0100-2002-FO-00015
Telefax no.:	001 212 6565071	**No. of pages:**	1 (incl. this page)
Cc:		**Date:**	August 13, 2002

Smedvig asa trading announcement

Smedvig asa has on August 13, 2002 acquired 100,000 Smedvig Class B shares. This repurchase of shares is in accordance with the authorization given by the Annual General Meeting on April 24, 2002. The shares have been bought on the Oslo Stock Exchange at a price of NOK 36,00 per share. After this repurchase Smedvig asa owns a total of 791.000 of its own Class B shares.



2 Quarter 2002

★ Smedvig

2 QUARTER 2002

MAIN EVENTS

- Continued strong operating profit for the tender rigs division
- Weak operating profit for the mobile units division
- New long-term contract with Statoil for supply of wireline services
- New contracts for semi-tender West Alliance and semi-submersible rig West Alpha
- Result impacted by sharp decline in the NOK/US$ exchange rate

RESULTS

Consolidated revenues for the first half of 2002 amounted to NOK 1,733 million as compared to NOK 1,850 million for the same period in 2001. Operating profit for the same period totaled NOK 313 million as compared to NOK 492 million for the same period in 2001.

Revenues for the second quarter 2002 were NOK 854 million, down from NOK 879 million in the preceding quarter.

Operating profit for the second quarter was NOK 152 million, NOK 9 million lower than the preceding quarter. The decrease was primarily a result of an appreciation of the Norwegian krone versus the US dollar, reducing the contributions from the mobile units and tender rigs divisions.

Net financial expenses for the second quarter was NOK 40 million as compared to NOK 9 million in the preceding quarter. The main reason for the increase was higher interest rate expenses as a result of losses on interest rate swap agreements.

Income before income taxes for the second quarter was NOK 112 million, which is NOK 40 million lower than for the preceding quarter.

Net income for the quarter was NOK 98 million as compared to NOK 129 million in the preceding quarter.

Cash flow in the quarter amounted to NOK 255 million, which is NOK 30 million higher than for the preceding quarter.

At the end of the second quarter, the Company's draw-down on its revolving credit facility remained unchanged from the previous quarter at US$ 410 million. Cash, cash equivalents and short-term investments amounted to NOK 723 million, down from NOK 931 million at the end of the previous quarter.

The quarterly report is prepared in accordance with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS DIVISION

The Company's mobile units, with the exception of the semi-submersible rig West Alpha, were all employed during the quarter. The utilization rate was 71 percent as compared to 70 percent in the preceding quarter. Operating profit was NOK 25 million as compared to NOK 23 million in the preceding quarter.

The drillship West Navion was operating offshore Canada for Marathon Oil. After completion of the Marathon contract, the drillship is scheduled to move to UK waters to drill exploration wells for Amerada Hess. This is expected to keep the drillship continuously employed until December 2002. However, due to extended drilling operations in Canada, it is possible that the remaining program for West Navion may be altered.

The fifth-generation semi-submersible rig West Venture and the third-generation semi-submersible rig West Vanguard continued drilling operations for Norsk Hydro on the Troll field.

The fourth-generation semi-submersible rig West Alpha had a yard-stay for replacement of the main engines and generator sets during most of the quarter. Early August, the unit will start operations for Shell in the UK sector of the North Sea. In July, the rig was awarded a new contract from Britannia Operator Limited. The new contract is in direct continuation of the Shell assignment and is expected to keep the unit employed throughout February 2003.

The ultra-large jack-up West Epsilon continued operations for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands. The work for NAM was completed ultimo July and the rig was moved to a yard in the Netherlands for drilling equipment upgrade. The upgrading is in preparation for the next assignment for BP on the Valhall field in Norway with commencement scheduled for early September this year.

TENDER RIGS DIVISION

The Company's tender rigs were all employed during the quarter with 100 percent utilization, the same as the preceding quarter. The operating profit was NOK 113 million down from NOK 124 million in the preceding quarter, mainly due to a strengthening of the Norwegian krone versus the US dollar.

The tenders T-2 and T-3 continued their work for Esso Production Malaysia Inc (EPMI). T-4 and T-7 continued their operations for Unocal in Thailand, while T-6 and T-8 carried out operations for Petronas Carigali in Malaysia and PTT Exploration and Production Company in Thailand, respectively.

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell while the semi-tender West Alliance continued operations for EPMI.

In July, the semi-tender West Alliance was awarded a contract by Unocal Makassar Ltd. for the drilling of production wells on the West Seno field offshore Indonesia, in approximately 1,000 meters of water. This is the first deepwater drilling assignment for a self-erecting tender rig. The duration of the assignment is three years with an option for the operator to



Revenues
NOK mill.

Operating profit
NOK mill.

Cash flow
NOK mill.

terminate the contract after 18 months. Commencement is scheduled for January 2003 after a short period at a yard for modifications required for the Unocal work.

PLATFORM DRILLING DIVISION
During the quarter, operations of the platform drilling division proceeded satisfactorily. Operating profit was NOK 16 million in line with the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The Company performed drilling and maintenance work for Phillips Petroleum on the Ekofisk field. The work for Phillips on Ekofisk is expected to continue until December 2002.

The division includes well service operations. The level of activity for this business was in line with the previous quarters. In June, the Company was awarded a new three-year contract with Statoil with options for another four years.

EXECUTIVE MANAGEMENT
In June, Mr. Kjell E. Jacobsen, who has been acting Chief Executive Office since year-end 2001, was appointed Chief Executive Officer.

THE BALDER LITIGATION
The court proceedings between Esso and Smedvig in the Stavanger City Court were completed early November 2001. The final net claims from Esso against Smedvig are approximately NOK 2.75 billion, whilst Smedvig's claims against Esso are approximately NOK 2.5 billion. Both figures are exclusive of claims for interests and litigation costs. The Court has informed the parties that a ruling most likely will be announced mid 2003, previously expected in the fourth quarter 2002.

While litigation is always uncertain, the Board of Directors does not believe the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

PROSPECTS
A weaker outlook for the world economy has increased the uncertainty with respect to the future demand for oil and gas. As a consequence, the overall demand for offshore drilling units has diminished, reducing the total number of employed

rigs. For the Company's mobile units with short-term employment this development increases the risk for discontinuity in employment, and idle periods can not be ruled out.

Longer term, however, the balance of supply and demand in the Company's primary offshore drilling markets is believed to gradually improve. It is expected that the major oil companies will keep exploration and development expenditure high in order to maintain reserve levels and even secure growth in production. This should in return support demand for drilling services worldwide especially for the deep-water regions. In addition, the demand for modern and advanced drilling units in the more conventional water depths is believed to be less volatile than the general market.

For the Company's tender rigs the market outlook remains sound due to plans for a number of new field developments in Southeast Asia. In addition, Smedvig believes that the new cost-effective concept combining tender rigs and floating wellhead platforms for the development of deepwater fields in benign waters will expand the market for tender rigs in the longer term.

At the end of the second quarter, Smedvig has a backlog of drilling contracts averaging 10 months for its mobile units and 26 months for its tender rigs. This sound contract situation is expected to provide a reasonable cash flow maintaining the strength of the Company's financial position. The third quarter is expected to be significantly impacted by the assumed lower US$ exchange rate, the current Norwegian offshore labor dispute, costs related to yard-stay and idle time between contracts for a few mobile units, reducing the operating profit to some NOK 25 - 50 million.

Stavanger, August 7, 2002
The Board of Directors
of Smedvig asa

KEY FIGURES

	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Operating margin (%)	18	18	23	29	28	25
Equity ratio (%)	51	49	46	50	47	38
Return on equity (%) (annualized)	8	10	11	10	65	5
Return on total capital (%) (annualized)	6	7	9	11	10	9
Earnings per share (NOK)	1.19	1.57	1.76	1.49	9.07	0.65
Cash flow per share (NOK)	3.11	2.73	3.75	3.55	8.62	2.07
Interest coverage ratio	2.81	4.30	2.95	1.65	9.01	1.15

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Cash flow per share (NOK): (Income before income taxes plus depreciation and amortization adjusted for unrealized exchange gains (losses), payable taxes and minority interests)/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

---

MOBILE UNITS   CONTRACT STATUS





UNIT	2001	2002	2003	2004	2005	2006
WEST ALPHA	BP		SHELL, BRITANNIA			
WEST EPSILON	STATOIL	NAM	BP			08.2007
WEST NAVION	*					
WEST VANGUARD	NORSK HYDRO					12.2007
WEST VENTURE	NORSK HYDRO					7 X 1 ÅR

● ESTIMATED FIRM CONTRACTS   ● CUSTOMER'S OPTIONS TO EXTEND   ◉ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.
* Bapteco, Conoco, BP, Marathon, Enterprise, Amerada Hess, Esso

---

TENDER RIGS   CONTRACT STATUS



UNIT	2001	2002	2003	2004	2005	2006
T-2	EPMI					
T-3	EPMI					
T-4	UNOCAL					04.2008
T-6	PETRONAS CARIGALI					
T-7	UNOCAL					07.2006
T-8	PTTEP					
WEST PELAUT*	BRUNEI SHELL					04.2009
WEST MENANG*	BRUNEI SHELL					
WEST ALLIANCE*		EMPI	UNOCAL			

● ESTIMATED FIRM CONTRACTS   ● CUSTOMER'S OPTIONS TO EXTEND   ◉ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.
* Semi-submersible

PLATFORM DRILLING   CONTRACT STATUS



UNIT	2001	2002	2003	2004	2005	2006
STATFJORD A, B & C	STATOIL					
VESLEFRIKK A & B	STATOIL					FIELD LIFETIME
ULA, GYDA & VALHALL	BP				2 X 1 YEAR	
EKOFISK, MAINTENANCE	PHILLIPS					
EKOFISK, RIG 66	PHILLIPS					
WELL SERVICES*	NORSK HYDRO, STATOIL, SHELL					

● ESTIMATED FIRM CONTRACTS   ● CUSTOMER'S OPTIONS TO EXTEND

* Average lenght for several fields


OPERATING PROFIT

NOK mill.

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	385	374	553	759	1,113
Operating expenses	(276)	(267)	(290)	(543)	(582)
Depreciation	(86)	(82)	(88)	(168)	(187)
Operating profit	23	25	175	48	344
EBITDA	120	118	275	238	561

OPERATING PROFIT

NOK mill.

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	300	278	207	578	396
Operating expenses	(145)	(137)	(106)	(282)	(204)
Depreciation	(31)	(28)	(21)	(59)	(42)
Operating profit	124	113	80	237	150
EBITDA	163	150	106	313	201

OPERATING PROFIT

NOK mill.

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	194	202	180	396	341
Operating expenses	(173)	(181)	(156)	(354)	(305)
Depreciation	(5)	(5)	(4)	(10)	(8)
Operating profit	16	16	20	32	28
EBITDA	21	21	24	42	36

INCOME STATMENT

Unaudited accounts in NOK mill.	1Q02	2Q02	1H02	2Q01	1H01	2001
REVENUE						
Revenues	879	854	1,733	940	1,850	3,816
Total revenues	879	854	1,733	940	1,850	3,816
OPERATING EXPENSES						
Personnel expenses	(345)	(341)	(686)	(317)	(646)	(1,362)
Operating expenses	(251)	(246)	(497)	(250)	(475)	(994)
Depreciation	(122)	(115)	(237)	(113)	(237)	(464)
Total operating expenses	(718)	(702)	(1,420)	(680)	(1,358)	(2,820)
Operating profit	**161**	**152**	**313**	**260**	**492**	**996**
Interest income	8	7	15	16	33	62
Interest expense	(46)	(62)	(108)	(110)	(209)	(471)
Other financial items	29	15	44	(5)	(140)	(136)
Net financial items	(9)	(40)	(49)	(99)	(316)	(545)
Income (loss) before other items	**152**	**112**	**264**	**161**	**176**	**451**
Gain on sale of assets	0	0	0	721	721	721
Income (loss) before income taxes	**152**	**112**	**264**	**882**	**897**	**1,172**
Income taxes	(23)	(14)	(37)	(132)	(95)	(104)
Net income	**129**	**98**	**227**	**750**	**802**	**1,068**
Earnings per share	1.57	1.19	2.76	9.07	9.72	12.97
Diluted earnings per share	1.57	1.19	2.76	9.07	9.72	12.96

BALANCE SHEET

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
LONG-TERM ASSETS			
Intangible fixed assets	114	125	126
Mobile units and tender rigs	6,972	8,019	7,586
Other tangible assets	352	415	435
Financial fixed assets	158	173	199
Total long-term assets	7,596	8,732	8,346
CURRENT ASSETS			
Spare parts	104	123	109
Receiveables	1,145	1,032	1,047
Short-term investments	97	134	180
Cash and cash equivalents	626	930	928
Total current assets	1,972	2,219	2,264
Total assets	9,568	10,951	10,610
SHAREHOLDERS' EQUITY			
Paid-in capital	2,556	2,556	2,559
Retained earnings	2,312	2,512	2,460
Total shareholders' equity	4,868	5,068	5,019
LIABILITIES			
Provisions	144	128	93
Long-term interest bearing debt	3,718	4,564	4,400
Current liabilities	838	1,191	1,098
Total liabilities	4,700	5,883	5,591
Total shareholders' equity and liabilities	9,568	10,951	10,610

CASH FLOW STATEMENT

Unaudited accounts in NOK mill.	6M02	2001	6M01
Net cash flow provided by operating activities	88	1,013	588
Net cash flow provided by (used in) investing activities	(89)	48	876
Net cash flow used in financing activities	(303)	(1,176)	(1,581)
Net cash flow	(304)	(115)	(117)
Cash and cash equivalents - beginning of year	930	1,045	1,045
Cash and cash equivalents - end of period	**626**	**930**	**928**

EQUITY RECONCILIATION

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
Equity - beginning of year	5,068	4,145	4,145
Net income for the period	227	1,068	802
New equity in the period	0	4	4
Treasury shares	0	(45)	0
Proposed dividend	0	(123)	0
Foreign currency effects	(427)	13	78
Other equity adjustments	0	6	(10)
Equity - end of period	**4,868**	**5,068**	**5,019**

CONSOLIDATED ACCOUNTS IN ACCORDANCE WITH US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	6M02	2001	6M01
Net income in accordance with Norwegian GAAP	227	1,068	802
Minority interests	0	5	3
Adjustment for US GAAP:			
Deferred taxes	(271)	(277)	(177)
Other adjustments	(5)	(7)	(6)
Approximate income in accordance with US GAAP	**(49)**	**789**	**622**

THE APPROXIMATE EFFECT ON SHAREHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
Shareholders' equity in accordance with Norwegian GAAP	4,868	5,068	5,019
Minority interests	(19)	(20)	(19)
Adjustment for US GAAP:			
Deferred taxes	(1,209)	(938)	(842)
Dividends	0	123	0
Other adjustments	2	7	14
Approximate shareholders' equity in accordance with US GAAP	**3,642**	**4,240**	**4,172**



PAR AVION
Bl. 70.341.12

NORGE/NOREG

★Smedvig

SMEDVIG asa

Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, E-mail: smedvig@smedvig.no, Web-site: www.smedvig.no, Hugin: www.huginonline.no/SME